NO ACT

DC PE 12-21-07

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021452

Received SEC
JAN 14 2008
Washington, DC 20549

January 14, 2008

Eric J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/14/2008

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2007

Dear Mr. Friedman:

This is in response to your letters dated December 21, 2007 and December 28, 2007 concerning the shareholder proposal submitted to Norfolk Southern by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com



DIRECT DIAL
(212) 735-2204
DIRECT FAX
(917) 777-2204
EMAIL ADDRESS
EFRIEDMA@SKADDEN.COM



Securities Exchange Act of 1934
Rule 14a-8(i)(7)

December 21, 2007



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of a letter dated June 28, 2007 from the International Brotherhood of Teamsters ("IBT"), including the accompanying resolution and supporting statement (the "2008 Proposal") sought to be included by IBT in the Company's proxy statement (the "Proxy Statement") for the 2008 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act.

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission ("SEC") (and, by a copy of this letter, IBT) of the intended omission of the 2008 Proposal from the Proxy Statement and to explain the reasons for the Company's position.

**THE 2008 PROPOSAL**

The 2008 Proposal requests that the Company's Board of Directors "make available, omitting proprietary information and at reasonable cost, in Norfolk Southern's annual proxy statement, by the 2009 annual meeting, information relevant to Norfolk Southern's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents."

**ANALYSIS**

**The 2008 Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The 2008 Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has taken the position that shareholder proposals requesting that a company prepare reports on specific aspects of the conduct of its ordinary business operations are excludable if "the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable . . ." *See* Release No. 34-20091 (August 16, 1983). Similarly, the Staff has also consistently permitted the exclusion of shareholder proposals that request a company to provide additional disclosure about a particular matter under Rule 14a-8(i)(7) if the "subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business," "even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations." *See* Johnson Controls, Inc. (avail. Oct. 26, 1999); *see also* Otter Tail Corp. (avail. Jan. 13, 2004).

In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "May 1998 Release"). The first relates to the subject matter of the shareholder proposal. The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The 2008 Proposal is substantially similar to the proposal IBT submitted to the Company last year (the "2007 Proposal"), which requested the same information as is being requested in the 2008 Proposal, together with additional information regarding the Company's efforts to minimize material financial risk arising from such terrorist attacks and/or other homeland security incidents. The Staff concluded that the Company could properly exclude the 2007 Proposal from its proxy statement because the 2007 Proposal related "to Norfolk Southern's ordinary business operations (i.e. evaluation of risk)." *See* Norfolk Southern Corporation (avail. Feb. 20, 2007). In addition, the Staff found that another railroad transportation company, Union Pacific Corporation (avail. Feb. 21, 2007), could exclude from its proxy statement a proposal, also from IBT, that was substantially similar to the 2007 Proposal. While the 2007 Proposal and the proposal submitted last year by IBT to Union Pacific also related to efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents, the difference is immaterial, and the 2008 Proposal is properly excludable for the reasons discussed below.

**The Company's security measures to safeguard its operations are fundamental to the Company's ordinary business operations.**

The 2008 Proposal, like the 2007 Proposal, requests that additional disclosure be provided in the Proxy Statement regarding the Company's efforts to safeguard the security of its operations. The Company is a diversified transportation company which, through its wholly owned subsidiaries, among other things, operates 21,000 miles of freight railroad tracks in 22 states and the District of Columbia, serving every major container port in the eastern United States. The Company's subsidiaries also operate the most extensive intermodal shipping network in the eastern United States. Given the complex nature of the Company's business, the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are integral aspects of the ordinary day-to-day operations of the Company's business. The negative effects of non-existent or mismanaged security measures would permeate every aspect of the Company's operations, affect employee well-being and morale, deplete the Company's core assets, decrease the quality of the services provided to its customers, and ultimately, the profitability of its business. The additional information the 2008 Proposal seeks delves into the daily decisions of the Company's management with respect to safeguarding the Company's operations and, as such, constitutes matters of ordinary business.

The 2008 Proposal is precisely the type of shareholder proposal which the Staff has found, in similar circumstances involving transportation companies, to be excludable as ordinary business operations in accordance with Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In addition to the Staff's concurrence last year with the Company's exclusion of the 2007 Proposal, in CNF Transportation Inc. (avail. Jan. 26, 1998), the Staff concurred that a shareholder proposal requesting that relevant safety data be disclosed in the annual report to shareholders could be excluded as "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations." Similarly, the Staff concurred that Burlington Northern Santa Fe Corp. (avail. Jan. 14, 2004) could exclude a shareholder proposal requesting the "development and adaptation of new [safety] technology for the company's operations" from its proxy materials because it was related to "[Burlington Northern Santa Fe Corp.'s] ordinary business operations." The Staff also previously found that both Burlington Northern Santa Fe Corp. (avail. Jan. 22, 1997) and Union Pacific Corporation (avail. Dec. 16, 1996) could omit shareholder proposals requesting additional information be provided to shareholders concerning the joint development of railroad safety systems on the basis that such information were matters "relating to the conduct of the Company's ordinary business operations." In a similar vein, in 1987, the Staff concurred that AMR Corporation (avail. Apr. 2, 1987) could exclude from its proxy statement a shareholder proposal relating to the formation of a committee of outside directors to conduct a review of the safety of the company's airline operations and report its findings to shareholders because "determining the nature and extent of review of the safety of Company airline operations" was "a matter relating to the conduct of the Company's ordinary business operations."

The information requested by the 2008 Proposal is at its core the same as the transportation safety issues which the Staff has previously determined to be at the heart of a company's conduct of its ordinary business operations. In the 2008 Proposal's supporting statement, IBT states that the "Norfolk Southern does not mention any efforts it has undertaken to *protect the railroad...*" (emphasis added). In each of the above-mentioned letters, the Staff recognized that management is in the best position to make decisions concerning safety of operations. Similarly, matters related to security measures taken to safeguard the Company's employees and operations, particularly for transportation companies, are, as stated in the May 1998 Release, "<u>fundamental to management's ability to run a company on a day to day basis</u>" and, as a result, should not be subject to shareholder oversight. Security matters for a railroad company involve an ongoing analysis of its operational, financial, business, regulatory, technical, legal and organizational information, as well as the current and anticipated political environment and external risks, which would, again as stated in the May 1998 Release, "<u>prob[e] too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment</u>." In essence, IBT seeks to have shareholders look over management's shoulder to say "that's no way to run a railroad." In the 2008 Proposal's supporting statement, IBT states that "[t]he lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers." These matters are within the purview of the Company's management, which has the necessary capability and knowledge to evaluate security matters. Accordingly, we believe the 2008 Proposal is excludable under Rule 14a-8(i)(7).

## SUMMARY

For the reasons set forth above, the Company believes that the 2008 Proposal is properly excludable from the Proxy Statement for the 2008 Annual Meeting under Rule 14a-8(i)(7), and requests that the Staff confirm that it will not recommend enforcement action to the SEC should the Company omit the 2008 Proposal from the Company's Proxy Statement.

Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2204 or, in my absence, please contact Virginia K. Fogg, General Solicitor, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2837.

Very truly yours,

Eric J. Friedman /ja

Attachments

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters

Virginia K. Fogg, Esq.
Norfolk Southern Corporation

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com



DIRECT DIAL
(212) 735-2204
DIRECT FAX
(917) 777-2204
EMAIL ADDRESS
EFRIEDMA@SKADDEN.COM

December 28, 2007

RECEIVED
2007 DEC 31 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of a letter dated June 28, 2007 from the International Brotherhood of Teamsters ("IBT"), including the accompanying resolution and supporting statement (the "2008 Proposal") sought to be included by IBT in the Company's proxy statement (the "Proxy Statement") for the 2008 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act, along with a copy of our original no-action request letter, dated December 21, 2007 for reference.

Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2204 or, in my absence, please contact Virginia K. Fogg, General Solicitor, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2837.

Very truly yours,

Eric J. Friedman /cc

Eric J. Friedman

# INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org


DAS

June 28, 2007

JCD
VKF
KMA

Stockholder proposal for 2008 attached. This office will retain the original.
Thanks
Denise
7/2/07

**BY FASCIMILE: (757) 664-5069**
**BY UPS NEXT DAY**

Ms. Dezora Martin, Corporate Secretary
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

Dear Ms. Martin:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 90 shares of Norfolk Southern continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department, at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

**RESOLVED**: That the shareholders of Norfolk Southern Corporation ("Norfolk Southern" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in Norfolk Southern's annual proxy statement, by the 2009 annual meeting, information relevant to Norfolk Southern's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

**SUPPORTING STATEMENT**: Since Norfolk Southern is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the steps Norfolk Southern has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for Norfolk Southern, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. Further, the train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc. (CRS), a national nonprofit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public.

Rail workers throughout our Company report that Norfolk Southern has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, Norfolk Southern does not mention any efforts it has undertaken to protect the railroad in high-risk areas like the New York-New Jersey area, Washington, D.C., and military bases and operations around Norfolk, Virginia. Indeed, New York-residents and those of 10 metropolitan areas are working through the courts to establish ordinances that would re-route rail operations in order to protect major urban communities.

The lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of homeland security measures at Norfolk Southern by voting **FOR** this proposal.

**AMALGAMATED BANK.**

June 26th, 2007

Dezora Martin
Corporate Secretary
Norfolk Southern Corporation
3 Commercial Place
Norfolk VA 23510

**Re: Norfolk Southern Corporation. – Cusip # 655844108**

Dear: Dezora Martin:

Amalgamated Bank is the record owner of 90 shares of common stock (the "Share") of Norfolk Southern Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 05/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

RECEIPT COPY

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2204
DIRECT FAX
(917) 777-2204
EMAIL ADDRESS
EFRIEDMA@SKADDEN.COM

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Securities Exchange Act of 1934
Rule 14a-8(i)(7)

December 21, 2007

Hand Exam 12/21/07
4:45 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of a letter dated June 28, 2007 from the International Brotherhood of Teamsters ("IBT"), including the accompanying resolution and supporting statement (the "2008 Proposal") sought to be included by IBT in the Company's proxy statement (the "Proxy Statement") for the 2008 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act.

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission ("SEC") (and, by a copy of this letter, IBT) of the intended omission of the 2008 Proposal from the Proxy Statement and to explain the reasons for the Company's position.

**THE 2008 PROPOSAL**

The 2008 Proposal requests that the Company's Board of Directors "make available, omitting proprietary information and at reasonable cost, in Norfolk Southern's annual proxy statement, by the 2009 annual meeting, information relevant to Norfolk Southern's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents."

**ANALYSIS**

**The 2008 Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The 2008 Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has taken the position that shareholder proposals requesting that a company prepare reports on specific aspects of the conduct of its ordinary business operations are excludable if "the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable . . ." *See* Release No. 34-20091 (August 16, 1983). Similarly, the Staff has also consistently permitted the exclusion of shareholder proposals that request a company to provide additional disclosure about a particular matter under Rule 14a-8(i)(7) if the "subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business," "even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations." *See* Johnson Controls, Inc. (avail. Oct. 26, 1999); *see also* Otter Tail Corp. (avail. Jan. 13, 2004).

In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "May 1998 Release"). The first relates to the subject matter of the shareholder proposal. The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The 2008 Proposal is substantially similar to the proposal IBT submitted to the Company last year (the "2007 Proposal"), which requested the same information as is being requested in the 2008 Proposal, together with additional information regarding the Company's efforts to minimize material financial risk arising from such terrorist attacks and/or other homeland security incidents. The Staff concluded that the Company could properly exclude the 2007 Proposal from its proxy statement because the 2007 Proposal related "to Norfolk Southern's ordinary business operations (i.e. evaluation of risk)." *See* Norfolk Southern Corporation (avail. Feb. 20, 2007). In addition, the Staff found that another railroad transportation company, Union Pacific Corporation (avail. Feb. 21, 2007), could exclude from its proxy statement a proposal, also from IBT, that was substantially similar to the 2007 Proposal. While the 2007 Proposal and the proposal submitted last year by IBT to Union Pacific also related to efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents, the difference is immaterial, and the 2008 Proposal is properly excludable for the reasons discussed below.

**The Company's security measures to safeguard its operations are fundamental to the Company's ordinary business operations.**

The 2008 Proposal, like the 2007 Proposal, requests that additional disclosure be provided in the Proxy Statement regarding the Company's efforts to safeguard the security of its operations. The Company is a diversified transportation company which, through its wholly owned subsidiaries, among other things, operates 21,000 miles of freight railroad tracks in 22 states and the District of Columbia, serving every major container port in the eastern United States. The Company's subsidiaries also operate the most extensive intermodal shipping network in the eastern United States. Given the complex nature of the Company's business, the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are integral aspects of the ordinary day-to-day operations of the Company's business. The negative effects of non-existent or mismanaged security measures would permeate every aspect of the Company's operations, affect employee well-being and morale, deplete the Company's core assets, decrease the quality of the services provided to its customers, and ultimately, the profitability of its business. The additional information the 2008 Proposal seeks delves into the daily decisions of the Company's management with respect to safeguarding the Company's operations and, as such, constitutes matters of ordinary business.

The 2008 Proposal is precisely the type of shareholder proposal which the Staff has found, in similar circumstances involving transportation companies, to be excludable as ordinary business operations in accordance with Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In addition to the Staff's concurrence last year with the Company's exclusion of the 2007 Proposal, in CNF Transportation Inc. (avail. Jan. 26, 1998), the Staff concurred that a shareholder proposal requesting that relevant safety data be disclosed in the annual report to shareholders could be excluded as "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations." Similarly, the Staff concurred that Burlington Northern Santa Fe Corp. (avail. Jan. 14, 2004) could exclude a shareholder proposal requesting the "development and adaptation of new [safety] technology for the company's operations" from its proxy materials because it was related to "[Burlington Northern Santa Fe Corp.'s] ordinary business operations." The Staff also previously found that both Burlington Northern Santa Fe Corp. (avail. Jan. 22, 1997) and Union Pacific Corporation (avail. Dec. 16, 1996) could omit shareholder proposals requesting additional information be provided to shareholders concerning the joint development of railroad safety systems on the basis that such information were matters "relating to the conduct of the Company's ordinary business operations." In a similar vein, in 1987, the Staff concurred that AMR Corporation (avail. Apr. 2, 1987) could exclude from its proxy statement a shareholder proposal relating to the formation of a committee of outside directors to conduct a review of the safety of the company's airline operations and report its findings to shareholders because "determining the nature and extent of review of the safety of Company airline operations" was "a matter relating to the conduct of the Company's ordinary business operations."

The information requested by the 2008 Proposal is at its core the same as the transportation safety issues which the Staff has previously determined to be at the heart of a company's conduct of its ordinary business operations. In the 2008 Proposal's supporting statement, IBT states that the "Norfolk Southern does not mention any efforts it has undertaken to *protect the railroad*..." (emphasis added). In each of the above-mentioned letters, the Staff recognized that management is in the best position to make decisions concerning safety of operations. Similarly, matters related to security measures taken to safeguard the Company's employees and operations, particularly for transportation companies, are, as stated in the May 1998 Release, "fundamental to management's ability to run a company on a day to day basis" and, as a result, should not be subject to shareholder oversight. Security matters for a railroad company involve an ongoing analysis of its operational, financial, business, regulatory, technical, legal and organizational information, as well as the current and anticipated political environment and external risks, which would, again as stated in the May 1998 Release, "prob[e] too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In essence, IBT seeks to have shareholders look over management's shoulder to say "that's no way to run a railroad." In the 2008 Proposal's supporting statement, IBT states that "[t]he lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers." These matters are within the purview of the Company's management, which has the necessary capability and knowledge to evaluate security matters. Accordingly, we believe the 2008 Proposal is excludable under Rule 14a-8(i)(7).

**SUMMARY**

For the reasons set forth above, the Company believes that the 2008 Proposal is properly excludable from the Proxy Statement for the 2008 Annual Meeting under Rule 14a-8(i)(7), and requests that the Staff confirm that it will not recommend enforcement action to the SEC should the Company omit the 2008 Proposal from the Company's Proxy Statement.

Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2204 or, in my absence, please contact Virginia K. Fogg, General Solicitor, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2837.

Very truly yours,

Eric J. Friedman /ac

Attachments

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters

Virginia K. Fogg, Esq.
Norfolk Southern Corporation

# INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org


RECEIVED
2008 JAN 15 AM 11: 50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

**Via Email: cfletters@sec.gov**

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

**Re: Norfolk Southern Corporation's no-action request regarding shareholder proposal submitted by the Teamsters General Fund**

Dear Sir or Madam:

By letter dated December 21, 2007 (the "No-Action Request"), Norfolk Southern Corporation ("Norfolk Southern" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that the Company make available, omitting proprietary information and at reasonable cost, in Norfolk Southern's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

Norfolk Southern contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations.

We believe that Norfolk Southern should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

## BASES FOR INCLUSION

### I. Rail Security is a Significant Social Policy Issue, Precluding Application of the Ordinary Business Exclusion

Norfolk Southern's No-Action Request argues that the Proposal may be excluded under 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Supporting this claim, it states that "the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents are integral aspects of the ordinary day-to-day operations of the Company's business".

In this vein, Norfolk Southern references a number of SEC decisions regarding shareholder proposals focused on general transportation safety issues in which the SEC found the proposals to be excludable as ordinary business operations in accordance with Rule 14a-8(i)(7). Norfolk Southern argues that the information sought by the Proposal "is at its core the same as the transportation safety issues which the Staff has previously determined to be at the heart of a Company's conduct of its ordinary business operations."

We believe these statements reflect two critical failures in Norfolk Southern's analysis of the Proposal. First, Norfolk Southern fails to recognize a key element of the Staff's interpretation of Rule 14a-8(i)(7)—that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues, even if such proposals and their supporting statements relate to day-to-day business matters. As Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."[1] Secondly, Norfolk Southern fails to recognize that the Proposal is not regarding general transportation safety

[1] Staff Legal Bulletin 14C (June 28, 2005).

issues; it is explicitly focused on rail security—a significant social policy issue—and on the Company's efforts to alter its operations that could adversely affect the environment or the public's health. (*See* Staff Legal Bulletin 14C)

*A. Significant Social Policy Issues Are Beyond The Realm of Ordinary Business*

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[2] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> (footnotes omitted)

By stating that a proposal relating to "[ordinary business] matters <u>but</u> focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations

[2] Exchange Act Release No. 40018 (May 21, 1998)

> attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[3]

The substantial legislative and regulatory activities around rail security, as well as the robust public debate over how to secure our nation's rail infrastructure from terrorist attack, support the assertion that rail security is a significant social policy issue, thus precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the Fund's Proposal.

Therefore, while Norfolk Southern may rightly assert that "the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are integral aspects of the ordinary day-to-day operations of the Company's business," the fact that rail security is a significant social policy issue renders the proposal appropriate for a shareholder vote.

The Staff recently rejected arguments much like the ones Norfolk Southern advances here. In Burlington Northern Santa Fe Corporation (Dec. 27, 2007), the Staff refused to issue a determination that a proposal substantially similar to the Proposal could be excluded on ordinary business grounds. There, as here, the company argued that the proposal dealt with matters relating to its ordinary business operations and did not implicate a significant social policy issue.

*B. Rail Security Is A Significant Social Policy Issue*

Our assertion that rail security is indeed a significant social policy issue is something that the Fund—along with certain Congressional Representatives—took up with the Commission last year.

In 2007, the Fund appealed to the Commission to exercise its discretion under 17 C.F.R.§ 202.1(d) and review a determination by the Division of Corporation Finance that Norfolk Southern Corporation may exclude from its proxy materials a shareholder proposal on rail security submitted by the Fund. The Fund argued that the

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[3] Exchange Act Release No. 12999 (Nov. 22, 1976).

subject matter of the proposal, rail security, is a significant social policy issue and the focus of widespread public debate, precluding application of the ordinary business exclusion.

In response to the Staff's no-action determinations regarding proposals on rail security, Chairman Dennis Kucinich (D-OH) and Ranking Minority Member Darrell Issa (R-CA) of the U.S. House of Representatives' Committee On Oversight and Government Reform, which has broad oversight jurisdiction over many federal agencies including the S.E.C., wrote to Chairman Cox requesting a staff briefing regarding the application of the ordinary business exclusion in relation to shareholder proposals.

Noting that under Rule 14a-8(i)(7) company management is not free to exclude from a vote of the shareholders any proposal that deals with sufficiently significant policy issues, Congressmen Kucinich and Issa wrote: "The President and Congress have devoted considerable time and resources to evaluating and improving rail security. . . in the context of protecting homeland security and public safety." The letter explained:

> As you may know, the President asked for $175 million for the transit, passenger rail and freight rail security grant program in DHS in his FY2008 budget request. Congress appropriated an identical sum for the grant program in FY2007 as well. Furthermore, the House Homeland Security Committee has held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").
>
> We believe that the President and the members of the Homeland Security Committee are under the impression that their efforts in this regard concern a significant social policy issue.[4]

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[4] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[5] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's consistent characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[6]

There is currently a widespread public debate about how to secure the U.S. rail network from terrorist attack:

- A CSX freight derailment in Washington, D.C. in November 2007 called public attention to the rail system's ongoing vulnerability and ignited further debate as to the efficacy of the Bush administration's rail security efforts. The Center for American Progress (CAP), a national political policy research and advocacy organization, said the derailment "is a grim reminder that we have yet to adequately address one of the nation's most serious homeland security vulnerabilities."[7]

  According to NBC News4, Homeland Security officials "said the incident brings another problem to the surface—trains carrying hazardous materials traveling through the nation's capital." Congresswoman Eleanor Holmes-Norton told News4: "We can't keep depending on luck."[8]

- A widely discussed article early this year by Pittsburgh Tribune-Review investigative reporter Carl Prine described how Prine had been able to penetrate lackluster or absent security at 48 chemical plants and the freight rail lines that

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[5] Staff Legal Bulletin 14A (July 12, 2002).

[6] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf).

[7] "Derailed Train Exposes Weakness in Rail Security," Center for American Progress (Nov. 13, 2007) (available at: http://www.americanprogress.org/issues/2007/11/derailment.html)

[8] "Clean Up, Questions Begin In Train Derailment," NBC News4 (Nov. 9, 2007) (available at: http://www.nbc4.com/news/14552564/detail.html)

carry their products, leaving hundreds of business cards to mark his incursions.[9] The New York Times reported similar findings in an inspection by the Federal Railroad Administration, this one following a credible terrorist threat in 2005.[10]

- Federal lawmakers have focused significant attention on rail security throughout 2007. On August 3, 2007, President Bush signed into law the "Implementing Recommendations of the 9/11 Commission Act of 2007." This comprehensive piece of legislation includes significant Rail Security measures which had originally been introduced in such stand alone bills as H.R. 1269 and H.R. 1401, "The Rail and Public Transportation Security Act of 2007." Some of the measures in the law include: $1.2 billion in authorized funding over the next four years for general Railroad Security Enhancements; $650 million over the next four years for Amtrak Security Enhancements; requirement for the development of a "National Strategy for Railroad Transportation Security" within the next 9 months; requirement for Railroad Carrier Security Assessments and Plans; requirements for the development and implementation of a Railroad Security Training Program in consultation with Rail Labor; and employee whistleblower protections.[11]

  Prior to the President signing into law the "Implementing Recommendations of the 9/11 Commission Act of 2007," the House Homeland Security Committee held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").[12]

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9 Carl Prine, "Terror on the Tracks," Pittsburgh Tribune-Review (Jan. 14, 2007); see also, e.g., Associated Press, "Probe: Trains Can be Easy Terror Targets" (Jan. 16, 2007).

10 Walt Bogdanich & Christopher Drew, "Deadly Leak Underscores Concerns About Rail Safety," The New York Times (Jan. 9, 2005).

11 "President Bush Signs 'Implementing Recommendations of the 9/11'into Law," White House Press Release (Aug. 3, 2007) (available at: http://www.whitehouse.gov/news/releases/2007/08/20070803-1.html); see also "President Signs Rail Security Legislation Into Law," Brotherhood of Locomotive Engineers and Trainmen Press Release (Aug. 3, 2007) (available at: http://www.bletdc.org/2007/08/president-signs-rail-security.php)

12 Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

House Homeland Security Chairman Bennie Thompson announced in January 2007 that rail security would be the focus of the committee's first piece of legislation in 2007, and in 2006, Thompson asked the Government Accountability Office to review the Transportation Security Administration's rail security initiatives.[13] In the Senate, the Surface Transportation and Rail Security Act of 2007 was passed by the Committee on Commerce, Science and Transportation in February.[14]

- The steps the private sector should be taking are also a matter of intense public discussion. Testimony from Jack Riley, the RAND Corporation's Director of Public Safety and Justice, in 2004 before the Senate Committee on Commerce, Science and Transportation highlighted the fact that "[t]o a considerable extent, the security of the nation's freight rail system is in the hands of the private sector," which must compete with other modes of transportation.[15] Stephen Flynn, a senior national security fellow at the Council on Foreign Relations, has criticized rail companies for failing to provide information on hazardous cargos to local first responders.[16]

- In particular, significant controversy surrounds the issue of whether rail companies should be required to re-route hazardous cargo around major cities that could be targets of terrorist attacks, with supporters of such rerouting singling out Norfolk Southern and CSX for their refusals to reroute.[17] On March 12, 2007, Senator Joseph Biden proposed an amendment to the 9/11 Commission bill to require such rerouting.[18] Senator Biden had previously introduced the Hazardous Materials Vulnerability Reduction Act of 2005.[19]

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[13] Chris Strohm, "House Member Puts Rail Security at Top of His Panel's Agenda," GovExec.com (Jan. 29, 2007).

[14] Press Release, "Senate Commerce Committee Approves Security Bills, Nominations" (Feb. 14, 2007) (available athttp://commerce.senate.gov/public/index.cfm?FuseAction=PressReleases.Detail&PressRelease_id=248742&Month=2&Year=2007).

[15] Statement of Jack Riley, Director of RAND Public Safety and Justice, Before the Committee on Commerce, Science and Transportation, United States Senate, at 9 (Mar. 23, 2004) (available at http://www.rand.org/pubs/testimonies/2005/RAND_CT224.pdf).

[16] Eben Kaplan, "Rail Security and the Terrorist Threat," Council on Foreign Relations Backgrounder at 3-4 (Mar. 12, 2007).

[17] See Press Release by Friends of the Earth, "New Rail Security Rules Leave Communities At Risk" (Dec. 15, 2006) (available at http://www.foe.org/new/releases/december2006/railroadsecurityrisk121506.html); "Government Proposes Rail Security Plan," USA Today (Dec. 15, 2006).

[18] Press Release by Sen. Joseph Biden, "Biden Calls for Rerouting Hazardous Chemical Shipments Away From Population Centers" (Mar. 12, 2007) (available at http://biden.senate.gov/newsroom/details.cfm?id=270512&).

[19] See Floor Statement at http://biden.senate.gov/newsroom/details.cfm?id=239196&&.

- Local governments have also been taking steps to fill perceived gaps. Washington, D.C. passed a law in 2005, now under challenge by CSX, prohibiting hazardous cargo from coming within 2.2 miles of the US Capitol.[20] Similar proposals were introduced in Boston, Chicago and Baltimore.[21]

- The Center for American Progress (CAP), in a report issued in 2005, made the case for increased corporate disclosure of the type sought in the Proposal as a strategy for combating terrorism. CAP argued that in addition to informing shareholders about key business issues, fuller disclosure regarding security issues (excluding classified or other sensitive information) would improve corporate processes and emphasize the centrality of security concerns to companies' core businesses.[22]

As these examples demonstrate, rail security, including the measures being undertaken by the private sector, is a significant social policy issue. The connection between rail security and the threat of another major terrorist attack in the U.S. engages the attention of the media and the public at large. Legislators and regulators are actively engaged in trying to reduce the vulnerability of the U.S. system to terrorist attack and, in the course of doing so, are raising public awareness of the issue even further through hearings and press outreach.

*C. The Proposal Focuses on Minimizing or Eliminating Risks to the Environment and the Public Posed by Norfolk Southern's Vulnerability to a Terrorist Attack*

Norfolk Southern argues that the Proposal is "substantially similar to the proposal IBT submitted to the Company last year (the '2007 Proposal'), which requested the same information as is being requested in the 2008 Proposal, together with additional information regarding the Company's efforts to minimize material financial risk arising from such terrorist attacks and/or other homeland security incidents." It notes that the 2007 Proposal, as well as a similar proposal filed last year at Union Pacific Corporation, was found to be excludable by the Staff. According to Norfolk Southern, "While the 2007 Proposal and the proposal submitted last year by

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[20] Kaplan, supra note 16, at 3; "Government Proposes Rail Security Plan," supra note 17.

[21] Julia Malone, "Growing Number of Major Cities Want Hazmats Off the Rails in Downtowns, Neighborhoods," Cox Newspapers Washington Bureau (Mar. 26, 2006) (available at http://www.coxwashington.com/reporters/content/reporters/stories/2006/03/26/BC_HAZMATS_RAILCARS25_COX.html).

[22] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," at 8-9 (Aug. 10, 2005) (available at http://www.americanprogress.org/issues/2005/08/after_london_madrid.html).

IBT to Union Pacific also related to efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents, the difference is immaterial, and the 2008 Proposal is properly excludable."

However, we believe the difference between the 2007 Proposal and the Proposal is indeed material, and the Proposal is not "substantially similar to" but rather explicitly different from the 2007 Proposal. As noted by Norfolk Southern, unlike the Proposal, the 2007 Proposal included a request for information on the Company's efforts to minimize material financial risks arising from a terrorist attack and/or other homeland security incidents. By asking for information regarding minimizing material financial risk, the 2007 Proposal requested an assessment of risks and liabilities facing Norfolk Southern. The Proposal filed for the 2008 Annual Meeting clearly makes no such request. Rather, it focuses on Norfolk Southern's efforts to minimize the threats to the environment and the public's health posed by the Company's vulnerability to a terrorist attack on its rail system.

Staff Legal Bulletin No. 14C (June 28, 2005) distinguishes proposals that focus on an evaluation of risk or liability from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[23]

The Proposal and the Supporting Statement request information to allow shareholders to evaluate how the company is safeguarding the company to understand how or whether those efforts minimize risks to the public and the environment.

We believe that any efforts that Norfolk Southern makes, or fails to make, to safeguard the security of its operations from a terrorist attack and/or other homeland

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[23] Staff Legal Bulletin 14C (June 28, 2005).

security incident will directly affect the environment and the public's health. We therefore believe the Proposal is inherently about the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the Norfolk Southern's vulnerability to a terrorist attack on its rail system. Furthermore, our supporting statement explicitly states that the Fund seeks disclosures that would allow shareholders "to evaluate the steps the Company has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident."

**III. Conclusion**

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by Norfolk Southern.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Virginia K. Fogg, Esq., Norfolk Southern Corporation
Eric J. Friedman,Skadden, Arps, Slate, Meagher & Flom LLP

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2008

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2007

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

We are unable to conclude that Norfolk Southern has met its burden of establishing that Norfolk Southern may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Norfolk Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END